August 4, 2015

Tom Kluck
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:	Crowd 4 Seeds, Inc. Registration Statement on Form S-1 Filed March 25, 2015 File No. 333-202970

Dear Mr. Kluck,

Crowd 4 Seeds, Inc. is pleased to respond to the verbal comment given to us over the phone by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”) on August 3, 2015. Our response to the Staff’s comment is as follows:

1.	It should be noted throughout the registration statement that the selling shareholders will sell their shares at a fixed price of $0.10 per share for the duration of the offering.

We revised the disclosure in footnote (1) under the Calculation of Registration Fee table so that it would say the following: "Of the 6,804,000 shares registered pursuant to this registration statement, 5,000,000 shares are being offered by a direct offering, and 1,804,000 shares are offered by the selling shareholders who will offer their shares at a fixed price of $.10 per share for the duration of the offering". We also added the following disclosure on page 17 under the title THE OFFERING: "The selling shareholders will offer their shares at a fixed price of $.10 per share for the duration of the offering".

* * * * *

We acknowledge that:

We are responsible for the adequacy and accuracy of the disclosure in the Amended S-1;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the Amended S-1; and

We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response. You may contact Itzhak Ostashinsky, President and Chief Executive Officer, at + (972) 50-7844477 or Lior Ostashinsky, Legal Counsel, at + (972) 50-5485348 if you have questions or need additional information.

Sincerely,

Crowd 4 Seeds, Inc.

/s/ Itzhak Ostashinsky
Itzhak Ostashinsky, President & CEO